UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:

001-35789

001-39239

001-39238

CyrusOne Inc.

CyrusOne LP

CyrusOne Finance Corp.

(Exact name of registrant as specified in its charter)

2850 N. Harwood Street, Suite 2200

Dallas, TX 75201

(972) 350-0060

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Robert M. Jackson, Esq.

Executive Vice President, General Counsel and Secretary

2850 N. Harwood Street, Suite 2200

Dallas, TX 75201

(972) 350-0060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CyrusOne Inc.:

Common Stock, par value $0.01 per share

CyrusOne LP:

1.450% Senior Notes due 2027

CyrusOne Finance Corp.:

1.450% Senior Notes due 2027

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

•	Common Stock: 1
•	1.450% Senior Notes due 2027: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of CyrusOne Inc., CyrusOne LP and CyrusOne Finance Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

CyrusOne Inc.
CyrusOne LP
CyrusOne Finance Corp.

Date:	April 14, 2022	By:	/s/ Robert M. Jackson
		Name:	Robert M. Jackson
		Title:	Executive Vice President, General Counsel and Secretary